

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2012

<u>Via E-mail</u>
Mr. Gene S. Bertcher
Chief Executive Officer
New Concept Energy, Inc.
1603 LBJ Freeway, Suite 300
Dallas, Texas 75234

> **Re: New Concept Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed November 2, 2012**
> **Response Dated October 8, 2012**
> **File No. 0-08187**

Dear Mr. Bertcher:

We have reviewed your filings and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2011</u>

<u>Business, page 4</u>

1.   Revise your disclosure to provide your response to prior comment 2 from our letter dated September 12, 2012, and comments 2 through 4 of this letter. Also file Attachments B and C as exhibits to your amended Form 10-K.

<u>Properties, page 9</u>

2.   Please ensure that your disclosure revisions proposed in response to prior comment 1 address all of the requirements set forth in Subpart 1200 of Regulation S-K.

<u>Executive Compensation, page 24</u>

3.   Please expand your disclosures to address the following:

- Your Form 10-K does not incorporate by reference to your Definitive Proxy Statement;

- In response to comment 5, you describe the compensation arrangement with three other entities pursuant to the Shared Services Agreement provided as Attachment B;

- Director compensation for past three fiscal years appears inconsistent in your Form 10-K (page 25) and Definitive Proxy Statement (page 19).

4.   Please specify the approximate portion of time that your sole officer is allocating to the company's operations. We note that in response to comment 5, you state that he also serves at three other entities in a similar capacity.

<u>Certain Relationships and Related Transactions, and Director Independence, page 26</u>

5.   Expand your disclosures to incorporate your response to prior comment 5. Also, please clarify whether Pillar Income Asset Management is affiliated with Prime Income Asset Management, Inc. (PIAMI). Refer to Item 404(d) of Regulation S-K.

<u>Exhibit 32.1 Certification required by Section 1350 of Chapter 63 of Title 18 of the United States Code</u>

6.   Provide the missing certifications noted in prior comments 9 and 11 in amendments to your annual report and subsequent interim reports.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Certain Relationships and Related Transactions, page 20</u>

7.   Please clarify your relationship and describe the nature of your arrangement with the "related parties" that provide you accounting services.

Mr. Gene S. Bertcher
New Concept Energy, Inc.
December 19, 2012
Page 3

Form 10-Q for the Fiscal Quarter ended June 30, 2012

Management's Discussion and Analysis, page 11

8.   Please note that the disclosure revisions proposed in response to prior comment 10 should be provided in an amendment to your second quarter interim report.

        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or the undersigned at (202) 551-3740 with any other questions.

                                                Sincerely,

                                                /s/ A.N. Parker *for*

                                                H. Roger Schwall
                                                Assistant Director

CC: Steven C. Metzger
        Metzger & McDonald PLLC